SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                                  TEN STIX INC.
                  --------------------------------------------
                 (Name of Small Business Issuer in its charter)

                                 State of Colorado
          ------------------------------------------------------------
         (State or other jurisdiction of incorporation or organization)

                                   84-1351184
                       ----------------------------------
                      (I.R.S. Employer Identification No.)


                              3101 Riverside Drive
                         Idaho Springs, Colorado 80452
                     --------------------------------------
                    (Address of Principal Executive Offices)

                                 (303) 567.0163
                            -------------------------
                           (Issuer's telephone number)


Securities to be registered pursuant to Section 12(b) of the Act: NONE

Securities to be registered pursuant to Section 12(g) of the Act: COMMON STOCK, $.001 PAR VALUE

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                                TABLE OF CONTENTS

PART I                                                                      Page

Item 1.  Description of Business. . . . . . . . . . . . . . . . . . . . . .  3

Item 2.  Management's Discussion and Analysis or Plan of Operation. . . . .  15

Item 3.  Description of Property. . . . . . . . . . . . . . . . . . . . . .  19

Item 4.  Security Ownership of Certain Beneficial Owners
         and Management . . . . . . . . . . . . . . . . . . . . . . . . . .  19

Item 5.  Directors, Executive Officers, Promoters and Control Persons . . .  20

Item 6.  Executive Compensation . . . . . . . . . . . . . . . . . . . . . .  21

Item 7.  Certain Relationships and Related Transactions . . . . . . . . . .  22

Item 8.  Description of Securities. . . . . . . . . . . . . . . . . . . . .  23


PART II

Item 1.  Market Price and Dividends on the Registrant's Common
         Equity and Other Shareholder Matters . . . . . . . . . . . . . . .  24

Item 2.  Legal Proceedings. . . . . . . . . . . . . . . . . . . . . . . . .  25

Item 3.  Changes in and Disagreements with Accountants on
         Accounting and Financial Disclosure. . . . . . . . . . . . . . . .  26

Item 4.  Recent Sales of Unregistered Securities. . . . . . . . . . . . . .  27

Item 5.  Indemnification of Directors and Officers. . . . . . . . . . . . .  30

Item 6.  Financial Statements . . . . . . . . . . . . . . . . . . . . . . .  31


PART III

Item 1.  Index to Exhibits. . . . . . . . . . . . . . . . . . . . . . . . .  31

Item 2.  Description of Exhibits. . . . . . . . . . . . . . . . . . . . . .  31


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PART I

     As used in this Registration Statement, the term "Company" refers to Ten Stix Inc., a Colorado corporation.

ITEM 1. DESCRIPTION OF BUSINESS.

BUSINESS DEVELOPMENT AND ORGANIZATION

     Ten Stix Inc. was incorporated on January 10, 1996 under the laws of the State of Colorado to engage in the design, development and marketing of unique card games, of which some are derived from Native American heritage, and other gaming products for the gaming industry. The Company named itself "Ten Stix" based on its most popular and creative product known as "Ten Stix 21". The Company has designed and developed certain card games, which are currently being marketed to casinos located in the States of California, Colorado, Kansas, New Mexico, Nevada, South Dakota and Wisconsin.

     The Company's principal executive offices are located at 3101 Riverside Drive, Idaho Springs, Colorado 80542. Its telephone number is (303) 567.0163 and its facsimile number is (303) 567.0163.

GENERAL INDUSTRY OVERVIEW

     The Company is engaged in the design, development and marketing of unique card games and other gaming products for the gaming industry. Management of the Company recognized the proliferation of gaming casinos, including casinos on Indian reservations, in the United States and particularly in the southwestern states. Based upon extensive research, management determined that although Native American Indians had been playing games and gambling throughout recorded history, there were no actual Native American Indian games available in casinos. Management concluded that versions of "stick games" were the most commonly played among the different nations of the Native American Indians and that these games could be adapted to modern day gambling.

     The gaming industry is highly fragmented and characterized by a large degree of competition among a large number of participants. Management believes that there are over 8,000 legal table games available in casinos in the United States; however, there are only five highly successful specialty games available in these casinos. Management believes that the gaming industry is ripe for new table games and further believes that its table games, some of which are derived from Native American heritage, offer a new source of revenue for the gaming industry. During 1996 through 2000, management of the Company has identified the specialty games market, developed, tested and installed its games in casinos, aligned itself with table game manufacturers, and filed for patents, copyrights and trademarks on its products.

     Casino gaming in the State of Colorado is primarily restricted to the three towns of Blackhawk, Central City and Cripple Creek, and two Native American gaming facilities located in the southwest corner of the state. The Blackhawk and Central City markets primarily attract drive-in or "day trip" customers from such key population centers as Denver, Boulder, Fort Collins, and Golden, Colorado, and Cheyenne, Wyoming. These population centers are located within a

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100-mile radius of Blackhawk and Central City. Gaming revenues generated in the
Blackhawk and Central City market have increased from approximately $128,000,000 in 1992, the first full year of gaming operations, to approximately $234,000,000 in 1999.

     According to the Colorado Gaming Commission, the Colorado gaming industry's adjusted gross proceeds have grown from approximately $23,000,000 in 1991 to approximately $431,000,000 in 1999. Management of the Company believes that the Colorado market offers significant marketing opportunities for card games in the gaming establishments. The Company's strategy focuses on the marketing of its gaming products within the State of Colorado and elsewhere, to increase revenues and earnings through its marketing efforts, and to strengthen its operational efficiencies.

PRODUCTS AND CURRENT STATUS

     The Company designs, develops and markets a line of card games and other gaming products for the gaming industry. Both the Ten Stix 21 and Shotgun 21 card games utilize an electronics system that was designed and developed by the Company and which provides, among other things, the managers of casinos with an accounting system allowing for real-time win/loss statistics. The basic unit hardware is the same for the two card games, although the Shotgun 21 electronics system has certain modifications and will perform more sophisticated functions.

     Ten Stix 21

     The Company, through its founders and officers/directors, Messrs. Thomas Sawyer and Tony Cranford, has completed the design and development of its first gaming product called "Ten Stix 21". Ten Stix 21 is a Class II (i.e., a game where the players bank all funds and the casino takes a fee for the use of the game) and a Class III game (i.e., a game where the casino banks all funds and takes all the risk in the outcome of the game), and is played on a Blackjack table with a special layout. Seven positions are used around the table together with a six-deck shoe. The game is played like Blackjack, however, the object is not only to win wagers but also to collect ten Stix cards for a bonus prize. When a player is dealt a Stix card, the player can either count it as 10 points and keep playing or trade it in to the dealer and get the next card out of the shoe. There is a tracking system for each player position for the number of Ten Stix they have collected, and Stix may not be transferred between these positions or tables. When a player leaves the table, the player looses the Stix that they had accumulated.

     Management believes that a player's excitement and interest in playing Tex Stix 21 increases depending upon the different prizes being offered by the casinos and the player's respective wagers. When a player has accumulated only one or two Stix compared to a player who has accumulated eight or nine Stix, the player strategies vary creating an exciting and challenging game for all involved.

     Management of the Company believes that the basic odds of Blackjack change very little for the casino that is offering Ten Stix 21. The casino that offers Ten Stix 21 at their tables benefits because the players tend to spend more money at the tables to collect Stix, even if the cards are not running in their favor. Management believes that casinos have determined that it is difficult for a player to walk away from a table when that player has already invested in collecting a group of Stix.

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     The casinos can change the prizes daily to stimulate more play on slower days, such as offering larger prizes on weekdays than on weekends. The variations for the casinos are innumerable, including linking tables together in a pit for an even bigger prize. Management believes that the variations in offering Tex Stix 21 are numerous when used by the casinos.

     As of the date of this Registration Statement, the Company has not generated any revenues from the distribution and sale of Ten Stix 21. Management anticipates that the Company will commence generating revenues from the distribution and sale of Ten Stix 21 by approximately October 1, 2001. Moreover, management is considering changing the name of Ten Stix 21 to "Ten to Win" to attract a broader market within the gaming industry.

     Bet the House

     Prior to the Company's incorporation, Mr. Tony Cranford created and designed a card game called "Bet the House". Bet the House is a Class III game in which the player can play regular blackjack or place side bets on the outcome of the dealer's hand, i.e. how many cards the dealer ends up with, if the dealer's hand is an even or odd number, or if the dealer's hand is all red or all black. It is played together with a table that is similar to a roulette game table, which is placed next to the blackjack betting spot. This is where the player places the side bets. As of the date of this Registration Statement, Bet the House has been approved by the Gaming Control Board in the State of Nevada for distribution and operation.

     On approximately October 16, 2000, Mr. Cranford filed a provisional patent application with the United States Patent and Trademark Office, application number 60/240.091, for protection of Bet the House. As of the date of this Registration Statement, the U.S. Patent and Trademark Office has not issued a patent on Bet the House. See "Item 1. Business - Patents, Copyrights and Trademarks".

     Pursuant to an assignment agreement between the Company and Mr. Cranford dated January 19, 2001 (the "Cranford Assignment Agreement"), Mr. Cranford assigned all of his right, title and interest in Bet the House to the Company. In accordance with the terms and provisions of the Cranford Assignment Agreement, the Company agreed to pay Mr. Cranford (i) for a period of six months a monthly royalty fee of $175.00 for each Bet the House game that the Company leases to a third party during the six month period, and (ii) an aggregate purchase price of either (a) an amount to be calculated by multiplying the average monthly gross revenues generated by the Company for each Bet the House game leased during the six month period by three (3), or (b) $30,000, whichever is greater. The terms of Cranford Assignment Agreement further provide that such aggregate purchase price may be paid by the Company to Mr. Cranford on a monthly basis or in one aggregate payment, with such aggregate purchase price to be paid in full no later than March 31, 2002. See "Item 2. Management's Discussion and Analysis or Plan of Operation - Material Commitments" and "Item 7. Certain Relationships and Related Transactions."

     As of the date of this Registration Statement, the Company has not generated any revenues from the sale or distribution of Bet the House. Management anticipates that the Company will commence generating revenues from the distribution and sale of Bet the House by approximately April 2001.

     Shotgun 21

     The Company is currently in the process of completing the design and development of a card game called "Shotgun 21". Shotgun 21 is a Class III game and is also similar to Blackjack with two separate hand betting fields per

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player and bonus prizes, which encourage extended play. Management of the
Company believes that Shotgun 21 presents the most sophisticated electronics available to the table game industry and provides, among other things, an accounting system allowing for real-time win/loss statistics. As currently being designed and developed, Shotgun 21 will contain eight languages, twelve different money conversions, calculate its own royalty obligations, have remote shut down for non-payment of royalties, and can compute prizes by linking tables within a casino and among tables at other local casinos. Management believes that the characteristics of Shotgun 21 ultimately will expand game interest.

     As of the date of this Registration Statement, management of the Company has made a strategic business decision to hold introduction of Shotgun 21 into the marketplace until the patent infringement case brought against the Company and others, alleging the Company's product Shotgun 21 infringes upon certain existing patents, is resolved. The Company reached a settlement agreement pursuant to which it was dismissed from the suit and which requires the Company to pay approximately $250.00 per table as a royalty fee based upon the use and rental of Shotgun 21 by casinos. The Company has no further liability in the suit in accordance with the settlement agreement.

     As of the date of this Registration Statement, the litigation is still pending. Management of the Company has been advised that if the remaining defendants are successful, such success could have a beneficial effect on the Company and the Company would not be required to pay any further royalty fees on the use and rental of Shotgun 21. Management of the Company has been further advised, however, that if the plaintiff is successful, such outcome would have no adverse effect on the Company. See "Part II. Item 2. Legal Proceedings."

     Ten Stix Video

     The Company has designed and developed a video version game of Ten Six 21 called the "Ten Stix Video" for use in slot machines. In the Ten Stix Video, the player accumulates bonus points as the slot machine is played until a total of ten points are reached. The slot machine then pays an additional "bonus jackpot". Management believes that the attraction for the player is the bonus for staying at the slot machine and a sense of competition in attempting to race to get the ten points. Management further believes that the attraction for the casino is having constant play on a slot machine utilizing the Ten Stix video game. As of the date of this Registration Statement, the Company has completed testing the Ten Stix Video in several slot machines located in casinos in the State of California.

     The Company is also designing and developing Ten Stix pull tabs, which will generally follow the same format as the Ten Stix card game.

     Other Products

     The principals of the Company have recently assigned certain rights in gaming products to the Company. As of the date of this Registration Statement, the Company has the rights to distribute and market certain gaming products. See "Item 1. Description of Business - Customers and Marketing" and "Item 7. Certain Relationships and Related Transactions".

     Bonus 6. The Company has the distributorship rights to market a card game called "Bonus 6". Bonus 6 is a Class III game and is a five-card stud game. Bonus 6 requires that the players pay a fee, which gives the player a second

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chance to win. If the player does not have a winning hand that starts at a pair of 6s or better, the player may then buy a sixth card to possibly turn a loosing hand into a winning hand.

     Prior to the Company's incorporation, Mr. Thomas Sawyer together with other individuals created and designed a card game called "Bonus 6". On approximately October 13, 1997, the board of directors of the Company held a special meeting in which it was decided that the Company was not interested in acquiring or marketing Bonus 6. Therefore, Mr. Sawyer in his individual capacity entered into a distribution agreement with Tom Perkins, the owner of Bonus 6, for the distribution rights of Bonus 6 (the "Distribution Agreement"). Mr. Sawyer individually proceeded to market and distribute Bonus 6 to casinos located within Colorado. During fiscal years 1999 and 2000, the income generated by Mr. Sawyer from the marketing and sale of the Bonus 6 game to casinos in Colorado were approximately $21,900, respectively.

     Therefore, the Company and Mr. Sawyer entered into an assignment agreement dated December 28, 2000 (the "Sawyer Assignment Agreement") in which (i) Mr. Sawyer agreed to gift and grant to the Company his distribution rights under the Distribution Agreement to market and distribute Bonus 6 within the United States, excluding the State of Colorado, and (ii) the Company agreed to assume Mr. Sawyer's obligations under the Distribution Agreement as such obligations pertain to the marketing and distribution of Bonus 6 within the United States, excluding the State of Colorado. See "Item 7. Certain Transactions and Related Parties."

     As of the date of this Registration Statement, the Company has not generated any revenues from its distribution rights in connection with the marketing of Bonus 6. Management anticipates that the Company will commence generating revenues by approximately May 2001 from the distribution of Bonus 6.

     Push Your Luck. The Company has the distributorship rights to market a card game called "Push Your Luck". Push Your Luck is a Class III game in which the player is provided with optional betting on pushes.

     On approximately November 13, 2000, the Company and Long Games, Inc. ("Long Games") entered into an agreement in which Long Games agreed to grant to the Company non-exclusive distributorship and representation rights to its patented card game known as "Push Your Luck". The provisions further provide that Long Games will pay to the Company at least 40% of all leased revenues derived from the "Push Your Luck" game distributed and sold by the Company.

     As of the date of this Registration Statement, the Company has not derived any revenues from the distribution and sale of the Push Your Luck card games. Management anticipates that by approximately September 2001, the Company will commence generation of revenues from such sales.

     Catalina Dice. The Company also has the distributorship rights to market a patented table game called "Catalina Dice". Catalina Dice is a Class III game which is a version of craps.

     On approximately November 13, 2000, the Company entered into an agreement with John P. Bonito, the owner of Catalina Dice (the "Catalina Dice Agreement") in which the Company was granted non-exclusive distributorship and representation rights to Catalina Dice. The provisions of the Catalina Dice Agreement further provide that Catalina Dice will pay to the Company (i) an amount equal to 40% of all revenues generated from the lease of Catalina Dice in which the Company sold, trained and installed Catalina Dice; and (ii) an amount equal to 25% of all revenues generated from the lease of Catalina Dice which were derived from contracts made by the Company. As of the date of this Registration Statement, the Company has not derived any revenues from the distribution and lease of Catalina Dice. Management anticipates that by approximately August 1, 2001, the Company will commence generation of such revenues.

CONTRACTUAL RELATIONS

     The Company, BCD Mecanique Ltd. ("BCD"), DEQ Casinos, Ltd. ("DEQ") and Amusements "Extra" Inc. ("AEI") entered into a memorandum of agreement dated July 5, 1997 (the "Memorandum Agreement") whereby (i) BCD waived all of its rights and possible recourse against the Company regarding any possible patent infringement of BCD's inventions through the manufacture, use, operation, sale and/or lease by the Company of the Ten Stix 21 and Shotgun 21 gaming products,

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(ii) BCD agreed to allow the Company to continue to manufacture, use, operate, sell and/or lease the Company's products, (iii) the Company granted to BCD, DEQ and AEI a world-wide, non-exclusive, royalty-free license right to make, operate, use, manufacture, distribute and sell products encompassing the Company's inventions in any of BCD's present or future products, and (iv) DEQ generally agreed to manufacture the electronic systems for the Company to be used in the Ten Stix 21 and Shotgun 21 gaming products.

     On September 23, 1998, the Company and BCD entered into a letter of understanding which modified the Memorandum Agreement whereby (i) the Company assigned to BCD ownership of the International Patent Application in all countries except for the United States of America, (ii) the Company will remain the owner of patent rights with respect to all aspects of the invention as claimed in the Continuation-in-Part patent application; (iii) BCD granted to the Company the right to use in Ten Stix 21 any such features contained in the International Patent Application, (iv) in the event Ten Stix 21 is not in the format described in the Memorandum Agreement, the Company agreed to pay BCD a royalty fee of $175.00 per table for use of such features, and (v) the Company agreed that BCD, DEQ and AEI shall have the right to use the Company's inventions as described in the Memorandum Agreement along with any improvements and/or additions contained in the Continuation-in-Part patent application. See "Part I. Item 1. Description of Business - Patents, Copyrights and Trademarks" and "Part II. Item 2. Legal Proceedings."

     Therefore, based upon resolution of the above-described lawsuit, the Company and Progressive Games, Inc., the parent company of the above-referenced entities ("PGI") entered into a license agreement dated September 23, 1998 (the "License Agreement") in which (i) PGI granted to the Company the non-exclusive right and license under any of PGI's patents to have manufactured, use and lease a jackpot component as an additional feature for the casino table game Shotgun 21 in the states of Colorado, New Mexico and Nevada, (ii) the Company agreed to pay PGI a minimum monthly license fee of $250.00 for each game table with a licensed jackpot component distributed and operationally installed by the Company, and (iii) the Company agreed to pay PGI an additional fee of 60% of any amounts charged monthly by the Company in excess of $1,200.

CUSTOMERS AND MARKETING

     Customers

     The Company anticipates marketing its gaming products to casinos located within the States of California, Colorado, Kansas, New Mexico, Nevada, South Dakota and Wisconsin. As of the date of this Registration Statement, contract proposals with approximately six casinos are pending. Customers for the Company's gaming products are primarily casinos. The Company's current market concentration has been in the State of Colorado due to existing relationships with certain clients. Management's primary objective is to continue to successfully penetrate the Colorado market, and by approximately June 2001 further its penetration in the marketplaces of the States of New Mexico, Nevada, South Dakota and Wisconsin and strengthen its marketing campaign in the States of California.

     During fiscal year ended December 31, 1999, the Company generated $1,176 in gross revenues; during the nine-month period ended September 30, 2000, the Company did not generate any revenues from the lease and/or sale of its products.

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     Marketing Strategy

     The Company intends to seek to capture market niches in the gaming industry within the States of California, Colorado, Mississippi, Nevada, New Mexico, South Dakota and Wisconsin. By fiscal year ended 2001, management intends to commence marketing its gaming products in foreign countries, such as Africa, Canada, South America, Caribbean Islands and Southeast Asia, which have legalized gaming. The Company intends to market its gaming products through the use of direct sales and independent commissioned representatives. To aid in the marketing of its gaming products, the Company intends to utilize several marketing approaches including advertising in trade publications, submitting press releases, and continuing its participation in trade shows. The Company's services and gaming products are also electronically advertised on the Company's web page at www. Ten Stix.com.

     The Company will continue to emphasize use of press releases and independent commissioned representatives in its marketing efforts. Management currently anticipates that participation in trade shows, particularly the World Gaming Show, will be a significant source for marketing the Company's products. There are approximately six annual major trade shows that the Company participates in. This includes the largest show, the World Gaming Show, that is held annually in Las Vegas, Nevada during September/October. During the 2000 World Gaming Show, management anticipates that over 20,000 key gaming executives, casino managers and supervisors attended. The Company obtained approximately 80 leads and introductions for its various products from U.S. and international casinos. Management is currently negotiating with several of these contacts. The Company also maintained a booth at the Southern California Gaming Show held January 14/15, 2001 in Palm Springs, California. Management believes that the Southern California Gaming Show is very important to the Company due to the legalization of gaming on Native American reservations located in the State of California. Management intends to direct a significant portion of its marketing efforts toward market penetration in the States of Nevada, New Mexico and California, with continued emphasis on the State of Colorado.

EMPLOYEES AND CONSULTANTS

     As of the date of this Registration Statement, the Company does not employ any persons on either a full-time or a part-time basis. The Company's President and Vice President are primarily responsible for all day-to-day operations of the Company. Other services, including sales representatives, will be generally provided by outsourcing and contractual arrangements. As the need arises and funds become available, management may seek to hire employees as necessary in the best interests of the Company.

STATE GAMING REGULATION/FEDERAL LEGISLATION

     The Colorado Gaming Commission has adopted certain rules and regulations governing the operation of gaming establishments in Colorado and certain rules and regulations governing stock ownership of and reporting by public companies engaged in Colorado gaming activities. The Gaming Commission's rules and regulations are extensive and any violations thereof could subject the Company's proposed operations to materially adverse consequences. The Company and its key personnel are required to hold various gaming licenses; their failure to obtain or retain a license could have a material adverse effect on the Company. Generally, the Gaming Commission has broad discretion in granting, renewing and revoking licenses. Gaming licenses and related approvals are deemed to be privileges under Colorado law, and no assurance can be given that any new

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license, permits or approvals that may be required in the future will be given or that existing ones will be renewed or will not be revoked. Regulatory changes or increases in applicable taxes or fees in Colorado could have a material adverse effect on the Company.

PATENTS, COPYRIGHTS AND TRADEMARKS

     The United States Department of Commerce, Patent and Trademark Office has issued to the Company a Certificate of Registration, No. 2,092,620, dated September 2, 1997 for the trademark "Ten Stix 21", which registration will remain in full force and effect for a period of ten years. Management of the Company must comply with certain rules and regulations pertaining to the issuance of such registration of the trademark. Such registration will be canceled after six years by the Commissioner of Patents and Trademarks unless, before the end of the sixth year following the date of September 2, 1997, management files an affidavit of continued use. Moreover, such registration will expire ten years following the date of September 2, 1997 unless management files an application for renewal of the registration. There is no assurance that the U.S. Patent and Trademark Office will grant such renewal of registration.

     The United States Copyright Office issued to the Company a Certificate of Registration dated January 29, 1996, which registration will remain in full force and effect for a period of twenty-one years. Such registration applies to the table game design of "Ten Stix 21".

     Even though such copyright and trademark for "Ten Stix 21" have been issued to the Company, there is no assurance that such copyright and trademark will not be attacked by third parties or that, if any such attack were made, it would not be successful. The costs in defending such copyright or trademark or prosecuting a copyright or trademark infringement action could be substantial. See "Item 4. Legal Proceedings".

     As of the date of this Registration Statement, the Company has not obtained patent, copyright or trademark registrations for its other games. Mr. Tony Cranford applied to the U.S. Patent and Trademark Office for patent protection of Bet the House; however, as of the date of this Registration Statement, the Company has not received an order granting a patent. The Company applied to the U.S. Patent and Trademark Office for registration of "Hold'em 88"; however, on March 13, 1997, the Company was refused registration for such trademark on the basis that it was confusingly similar to the existing registered trademark of "88" for playing cards. At this time, management of the Company does not intend to appeal this finding.

     Although management believes that its other products may be patentable and intends to aggressively pursue obtaining such registrations, there can be no assurance that any such registrations will be issued. Until such time as a patent, copyright or trademark is issued for the Company's other products, the Company will not have the right to bring a patent, copyright or trademark infringement action against a third party which makes a product similar to the Company's.

COMPETITION

     The gaming industry is highly fragmented and characterized by a high degree of competition among a large number of participants. Ten Stix and other games of the Company will be competing with well-known, established and popular games in the gaming industry including, but not limited to, Blackjack, Poker, Craps and

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Roulette. Although management believes that sufficient demands exist in the gaming markets to support its operations, no assurance can be made to that effect nor can the Company ensure the current growth of the gaming industry in Colorado and other states.

     The Company will compete with other well-known games as well as other forms of gaming operations nationwide. Many jurisdictions may legalize various forms of gaming and wagering that may compete with the Company in the future, such as on-line computer gambling, bingo, pull tab games, card clubs, sports books, telephonic betting on horse racing and dog racing, state sponsored lotteries, video lottery terminals and video poker terminals. Ten Stix and other games of the Company may be integrated into these new forms of gaming and wagering, however, there is no assurance that the Company will be successful. See "Part 1. Description of Business - Risk Factors - Risk Factors Relating to the Gaming Industry."

RISK FACTORS

     The shares of the Company are highly speculative and involve an extremely high degree of risk. Shareholders of the Company should consider the following risk factors.

     Risk Factors Relating to the Company

     Recent Losses Incurred in Amounts of $39,732 and $500,593 in 1999 and 1998. The Company incurred recent losses in the amounts of $39,732 and $500,593 during fiscal year ended December 31, 1999 and 1998, respectively, and $13,352 during the nine-month period ended September 30, 2000. These losses reflect, among other factors, expenses associated with research and development of the Company's products, capital solicitation costs associated with the private offerings of the Company's securities, selling, general and administrative and interest expenses. Such expenses, along with other expenses, will continue to increase until the Company attains profitable operations. There is no assurance that the Company will attain profitable operations.

     The Company has had limited sales of its products. Therefore, the Company does not have any prior substantial financial results upon which an assessment of the Company's potential for success may be based. Accordingly, the success of the Company will be in part dependent on management's ability to continue financing the business operations of the Company. The Company is subject to all the risks and uncertainties which are characteristic of a new business enterprise, including the problems, expenses and other difficulties typically encountered in the course of establishing markets and organizing and conducting operations. Moreover, the Company faces all of the risks specifically inherent in the type of business in which the Company engages. Accordingly, the success of the Company is dependent on management's ability to complete the development of and to market and distribute the Company's games and other products, which may be dependent on various factors that are beyond the control of the Company. The Company's operations are subject to significant business, economic, regulatory and competitive uncertainties and contingencies including, but not limited to, gaming taxes and regulations, desirability of casinos to offer the Company's games to its gaming visitors, and the ability to obtain necessary permits and licenses. In addition, other changes in legislation could increase tax or other burdens on the Company, which could have a material adverse effect on the operating results of the Company. There can be no assurance that the Company will be able to operate successfully or profitably.

     Company's Ability to Continue as a Going Concern. As of the date of this Registration Statement, there is uncertainty regarding the Company's ability to continue as a "going concern" as the Company has generated limited revenues from operations, has a working capital deficit and a stockholders' deficit. Therefore, the opinion of the Company's auditors, Comiskey & Company, P.C., has been qualified with respect to the Company's ability to continue as a "going concern".

     Although management believes that the Company will be able to continue and maintain its status as a "going concern" based on its future ability to raise additional capital from private investors, generate revenues and minimize operating expenses, there can be no assurance that the Company will be able to continue as a going concern. See "Financial Statements".

     There is a Liquidity Crisis and Need for Additional Financing. As of the date of this Registration Statement, the Company is experiencing a liquidity crisis and has not generated significant revenues from the sale of its products. The Company has financed itself primarily from advances from principal shareholders and raising additional capital from private investors. The continued development of the Company's products and expansion and operation of the Company's business is dependent upon its ability to obtain additional financing. Management believes that the Company may require up to $120,000 of additional financing to cover its operational expenses through fiscal year 2001. There can be no assurance, however, that the Company will be able to obtain financing from the sale of debt or equity instruments, bank loans or other sources on terms acceptable to the Company. If available, any additional equity financings may be dilutive to the Company's shareholders and any debt financing may contain further restrictive covenants and additional debt service requirements, which could adversely affect the Company's operations. See "Item
2. Management's Discussion and Analysis or Plan of Operation."

     Company Depends on Key Personnel. The Company is substantially dependent upon the personal efforts and abilities of its officers and directors, Thomas E. Sawyer and Tony A. Cranford. The loss of any of the Company's officers or directors could be detrimental to the operations of the Company and have a materially adverse affect on the Company's ability to operate successfully. The Company does not maintain "key man" life insurance on either Messrs. Sawyer or Cranford. If either Mr. Sawyer or Mr. Cranford were to be unavailable for any reason, there can be no assurance that the Company would be able to employ a qualified person or persons on terms suitable to the Company. Moreover, individuals involved in the gaming industry generally must be licensed by the Colorado Gaming Commission and key employees must undergo an extensive background check to determine suitability. There can be no assurance that such personnel will be deemed suitable for licensing.

     The Company's current officers and directors do not engage in other businesses for their own account. They devote their full time to the affairs of the Company.

     Company May Need Qualified Employees. The success of the Company may be dependent upon its ability to attract and retain qualified marketing and production personnel, either by contractual outsourcing or hiring of employees. The Company may have to compete with other larger companies for such personnel, and there can be no assurance that the Company will be able to attract or retain such qualified personnel.

     Reliance on Single Market. The Company is generally dependent upon casinos within the southwestern United States for its revenue. Although management believes that the number of casinos will continue to increase, there can be no assurance of that growth. The Company currently does not intend to have operations other than creation and development of its games and other products for the gaming industry. Because the Company will be dependent upon a single market, the gaming industry, for its revenue, it will consequently be subject to greater risks than a more diversified company. Such risks include, but are not limited to, local economic and competitive conditions and changes in local government regulation pertaining to the gaming industry, Any decline in the number of casinos within the gaming markets, a downturn in the economy of the gaming markets, changes in regulation, an increase in competition or other factors affecting the Company could have a material adverse effect on the Company. Moreover, the existence of gaming establishments located and operated within certain jurisdictions may be relatively new. Accordingly, the number of guests, the propensity of these guests to wager and the amount of revenue realized cannot be predicted with any degree of certainty.

     Company Depends on Its Proprietary Products. The Company is heavily dependent upon its proprietary products. There can be no assurance that others have not independently developed, or will not independently develop, similar products or otherwise duplicate any of the Company's products. See "Item 1. Description of Business - Patents, Copyrights and Trademarks".

     Control of the Company. As of the date of this Registration Statement, Messers. Sawyer and Cranford hold of record 7,600,000 shares of Common Stock, respectively. Messers. Sawyer and Cranford as a group beneficially own 15,200,000 shares of Common Stock, approximately 86.5% of the issued and outstanding shares of Common Stock. Based upon this current ownership interest analysis, these two directors may be in a position to effectively control the business and affairs of the Company, including certain significant corporate actions such as the sale or purchase of assets and the issuance and sale of the Company's securities.

     There May Be Future Sales of Common Stock. As of the date of this Registration Statement, the Company has 17,570,688 shares of its Common Stock issued and outstanding. Of the 17,570,688 of the Company's current outstanding shares of Common Stock, 2,000,000 are free trading and 15,570,688 shares are restricted as that term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The Securities Act and Rule 144 promulgated thereunder place certain prohibitions on the sale of such restricted securities. Such restricted shares will not be eligible for sale in the open market without registration except in reliance upon Rule 144 under the Securities Act. In general, a person who has beneficially owned shares acquired in a non-public transaction for at least one year, including persons who may be deemed "affiliates" of the Company as that term is defined under the Securities Act, would be entitled to sell within any three month-period a number of shares that does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume on all national securities exchanges and through NASDAQ during the four calendar weeks preceding such sale, provided that certain current public information is then available. If a substantial number of the shares owned by the existing shareholders were sold pursuant to Rule 144 or a registered offering, the market price of the Company's Common Stock could be adversely affected.

     Further, future sales of shares of Common Stock pursuant to offerings could have a depressing effect on the price of the Common Stock and adversely affect the Company's ability to raise capital in the future.

     There May Be Volatility of Stock Prices When the Company's Stock Begins Trading. As of the date of this Registration Statement, the Company's Common Stock does not trade on any market. However, the markets for equity securities have been volatile and the price of the Company's Common Stock, when it commences trading, could be subject to wide fluctuations in response to quarter to quarter variations in operating results, news announcements, trading volume, sales of Common Stock by officers, directors and principal shareholders of the Company, general market trends, changes in the supply and demand for the Company's shares, and other factors. These factors can be expected to affect the market price of the Company's shares of Common Stock when the Company receives the approval by the National Association of Securities Dealers, Inc. (the "NASD") to trade the Company's shares of Common Stock on the OTC Bulletin Board.

     Broker-Dealers May Sell Shares of the Company's Stock. The Common Stock of the Company will be defined as a "penny stock" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Exchange Act and the penny stock rules and regulations promulgated thereunder generally impose additional sales practice and disclosure requirements upon broker-dealers who sell the Company's Common Stock to persons other than "accredited investors" (generally, defined as institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or an annual income exceeding $200,000 ($300,000 jointly with a spouse) or in transactions not recommended by the broker-dealer.

     For transactions covered by the penny stock rules, the broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the Securities and Exchange Commission. Consequently, the penny stock rules may affect the willingness of broker-dealers to make a market in or trade the common shares of the Company and thus may also affect the ability of shareholders of the Company's Common Stock to resell those shares in the public markets.

     Risk Factors Relating to the Gaming Industry

     Nature of the Gaming Industry; Dependence on Successful Gaming Operations. Unfavorable changes in general and local economic conditions may adversely affect investments in gaming-related enterprises. The success of the Company will depend on the success of gaming operations conducted and to be conducted at the casinos where the Company's products are available. Some of the conditions and other factors beyond the Company's control that could have a material adverse effect on the Company include: (i) competition from other gaming products and non-gaming recreational, entertainment and resort facilities; (ii) changes in regional and local population and disposable income composition;
(iii) unanticipated increases in operating costs; (iv) changes in federal, state and local laws, rules and regulations; (v) seasonality and weather patterns;
(vi) changes in the frequency and type of local tourist, other athletic or cultural events; and (vii) changes in travel patterns or preferences which may be affected by increases in gasoline prices, changes in airline schedules and fares, strikes, and/or reconstruction of highways, among other factors. The industry in which the Company operates has been undergoing significant changes in operations, amenities and technological advances. Given the rapid developments and changes in the industry, it is impossible to accurately predict future patterns or changes in the gaming industry or their effect on the Company.

     Gaming Industry is a New Industry. The Colorado limited stakes gaming industry is approximately nine years old. As a result, there is only a relatively limited period of historic results against which to evaluate the likelihood of the continued success of the Company's gaming operations in the state. Results to date may reflect the novelty of limited stakes gaming. Consequently, the Company's gaming products are subject to the numerous risks inherent in a business operating in a new industry. These include fluctuations in levels of customer demand, increasing competition from other entertainment alternatives, potential changes in the bases of competition associated with the maturation of the market, and costs associated with increasing regulatory oversight. There can be no assurance that the initial success of limited staking gaming in Colorado will not decrease as the novelty wears off. There is intense competition in the gaming industry particularly where the Company competes with approximately five to six substantial competitors who market specialty gaming products to casinos and with many other competitors who market gaming products in general.

     There are Possible Adverse Effects Relating to Expansion of Gaming. Several lobbying groups placed initiatives for additional Colorado limited stakes gaming venues, including Denver, on the November 1992 statewide ballot. Each of these initiatives was defeated by a wide margin, including a November 1996 initiative to expand limited stakes gaming to the City of Trinidad, approximately 185 miles south of Denver. Similar initiatives, legislation or regulation could be introduced in the future. The enactment of any initiatives, legislation or regulations legalizing gaming could have a material adverse effect on the Company. An example is the introduction but not passed proposed legislation that allowed video lottery terminals at Colorado's six dog and horse racing tracks. The regulation of these games at present is somewhat uncertain but if they proliferate, they could pose a competitive threat to limited stakes gaming.

     Recent Gaming Failures. A number of casinos located in Colorado have ceased operations since limited stakes gaming was commenced in October 1991, and others have filed for protection under Chapter 11 of the United States Bankruptcy Code. In addition, others have closed temporarily or reduced staffing, and many casinos are not operating profitably.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     This section contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section "Item 1. Description of Business - Risk Factors". This section should be read in conjunction with the Company's Financial Statements included herein.

GENERAL

     Since inception, the Company has focused primarily on the research, development and design of the its products, and generated minimal revenues. During prior fiscal years, the principals of the Company invested personal funds and arranged for loans and/or lines of credit from private lenders to support the business operations of the Company.

     It is anticipated that the Company will derive its revenues principally from the marketing and sale of Ten Stix 21 and other related products to casinos generally located in the States of California, Colorado, Kansas, New Mexico, Nevada, South Dakota and Wisconsin. Management anticipates that Ten Stix 21 will be leased for approximately $600.00 per month or sold for approximately $5,000.00 plus a royalty fee to casinos. Management anticipates that Shotgun 21 will be leased for approximately $800.00 per month or sold for approximately $10,000 plus a royalty fee to casinos. Management further anticipates that the marketing and sale of the products pursuant to the distributorship agreements will result in revenues during fiscal year 2001.

     During fiscal year ended December 31, 1999, the Company generated $1,176 in gross revenues; during the nine-month period ended September 30, 2000, the Company did not generate any revenues. Management of the Company believes that future sales of Ten Stix 21 and related products to the casinos in the State of Colorado will be an important line of business for the Company for the next several years.

RESULTS OF OPERATION

     Nine-Month Period Ended September 30, 2000 Compared with Nine-Month Period Ended September 30, 1999

     The Company's net losses for the nine-month period ended September 30, 2000 were approximately $13,352 compared to a net loss of approximately $33,823 for the nine-month period ended September 30, 1999. During the nine-month period ended September 30, 2000, the Company did not generate any revenues as compared to $1,176 in revenues generated during the nine-month period ended September 30, 1999.

     During the nine-month period ended September 30, 2000, the Company recorded operating expenses of $13,352 compared to $34,999 of operating expenses recorded during the nine-month period ended September 30, 1999. The decrease in operating expenses during the nine-month period ended September 30, 2000 was primarily due to a decrease in expenses associated with organizational costs relating to raising capital. Capital solicitation costs decreased by approximately $10,166 from $14,342 incurred during the nine-month period ended September 30, 1999 as compared to $4,176 incurred during the nine-month period ended September 30, 2000. Capital solicitation expenses generally consist of printing, postage, accounting and legal fees, and the decrease resulted primarily from the decreasing scale and scope of the overall fundraising activity. Legal and accounting costs decreased by approximately $5,842 from $11,892 incurred during the nine-month period ended September 30, 1999 as compared to $6,050 incurred during the nine-month period ended September 30, 2000.

     Fiscal Year Ended December 31, 1999 Compared to Fiscal Year Ended December 31, 1998

     For fiscal year ended December 31, 1999, the Company recorded a net loss of $39,732 compared to a net loss of $500,593 in the corresponding period of 1998. During fiscal year ended December 31, 1999 and December 31, 1998, the Company recorded income of $1,176 and $11,003, respectively. The decrease in recorded income during fiscal year ended December 31, 1999 is primarily a result of a change in the gaming laws of the State of Colorado. The recent change in the gaming laws legalized newer games and thus, management believes, diminished the market for Hold'em 88.

     During fiscal year ended December 31, 1999, the Company recorded operating expenses of $40,965 compared to $511,596 of operating expenses recorded in the same period for 1998. The decrease in operational expenses during fiscal year ended December 31, 1999 was primarily due to a decrease in expenses associated with organizational costs relating to raising capital. Capital solicitation expenses decreased approximately $491,563 from $506,395 incurred during fiscal year ended December 31, 1998 compared to $14,832 incurred during fiscal year ended December 31, 1998.

LIQUIDITY AND CAPITAL RESOURCES

     Nine-Month Period Ended September 30, 2000

     As of September 30, 2000, the Company's current assets were $10,238. Its long term assets were $31,030 consisting primarily of valuation of the patent/copyright of the Company's product Ten Stix 21. The Company's total liabilities were $21,629 consisting primarily of accounts payable in the amount of $16,629. As of September 31, 2000, the Company's total assets exceeded total liabilities by $19,639.

     Stockholders' equity (deficit) increased from $12,342 for fiscal year ended December 31, 1999 to $19,639 for the nine-month period ended September 30, 2000. To provide capital, the Company sold stock in private placement offerings, issued stock in exchange for debts of the Company or received advances from related parties. See "Part II. Item 4. Recent Sales of Unregistered Securities".

     Fiscal Year Ended December 31, 1999

     As of fiscal year ended December 31, 1999, the Company's total assets were $31,914. The Company's current assets were $ -0- and its long-term assets were $31,914. Long term assets consisted primarily of the valuation of the Company's patent and copyright. As of fiscal year ended December 31, 1999, the Company's total liabilities were $19,572. The Company's total assets exceeded its total liabilities by $12,342.

     Stockholders' Equity (deficit) for fiscal year ended December 31, 1999 was $12,342.

SOURCES OF FUNDING FOR MATERIAL COMMITMENTS AND WORKING CAPITAL

     Material Commitments

     A significant and estimated material commitment for the Company for fiscal year 2001 is the amounts due and owing under an assignment agreement with Mr. Tony Cranford dated January 19, 2001 (the "Cranford Assignment Agreement"). Pursuant to the Cranford Assignment Agreement, Mr. Cranford assigned all of his right, title and interest in Bet the House to the Company. In accordance with the terms and provisions of the Cranford Assignment Agreement, the Company agreed to pay Mr. Cranford (i) for a period of six months a monthly royalty fee of $175.00 for each Bet the House game that the Company leases to a third party during the six month period; and (ii) an aggregate purchase price of either (a) an amount to be calculated by multiplying the average monthly gross revenues generated by the Company for each Bet the House game leased during the six month period by three, or (b) $30,000, whichever is greater. The terms of Cranford

Assignment Agreement further provide that such aggregate purchase price may be paid by the Company to Mr. Cranford on a monthly basis or in one aggregate payment, with such aggregate purchase price to be paid in full no later than March 31, 2002.

     Funding

     On September 30, 2000, the Company commenced an offering to sell 200,000 shares of Common Stock at $0.50 per share for an aggregate offering of $100,000. The securities are not registered under the Securities Act and are therefore being offered pursuant to an exemption from registration provided by Section 4(2) and Regulation D, Rule 504, of the Securities Act. As of the date of this Registration Statement, the Company has received approximately $22,000 in proceeds from the sale of the securities. Management has used approximately all of the proceeds received for the Company's capital requirements of $22,000, which consist primarily of advertising and travel expenses and legal and accounting fees.

     Based upon a twelve-month plan proposed by management, it is anticipated that such a work plan would require approximately $230,000 of additional financing designed to fund the general business operations. As of the date of this Registration Statement, the Company does not have any material commitments other than those described above nor does management anticipate any further material commitments within the next twelve months. It is anticipated that any expenditures to be incurred by the Company will be operational. Management anticipates that a substantial portion of the initial budget of $230,000 for the twelve-month work plan, which includes such expenditures, will be funded pursuant to public or private offerings, including private placement offerings under Regulation S and/or Regulation D, Rule 506, of its debt or equity securities and future advancements. The Company may not be able to raise such funds and, therefore, the successful marketing of its products may not be accomplished.

     From the date of this Registration Statement, management believes that the Company can satisfy its cash requirements for approximately the next six months based on its ability to obtain advances from certain investors and related parties. From the net proceeds received in the approximate amount of $115,000 pursuant to the Private Placement Memorandum dated September 30, 2000, management intends to utilize all of the funding for operational expenses relating to the marketing and distribution of the Company's products.

     As of the date of this Registration Statement, the Company has generated little revenue from operations, has a working capital deficit and a stockholder's deficit. Therefore, the Company has been deemed a "going concern" by its independent auditors, Comiskey & Company, P.C., as noted in the financial statements attached hereto. There is substantial doubt that the Company will be able to retain its status as a "going concern", that is assumption of the continuity of operations of the Company in the absence of evidence to the contrary. Management believes that it can maintain its status as a "going concern" based on its ability to raise funds pursuant to future public and private offerings and to obtain advances and minimize operating expenses by not duplicating expenses or incurring needless expenses.

     The Company does not own any plant and/or equipment. Management does not anticipate any purchases of plant and/or significant equipment.

ITEM 3. DESCRIPTION OF PROPERTY

     Except as described above, the Company does not own any other real estate or other properties. Management believes that the Company's offices are adequate for its reasonable foreseeable needs. The Company does not intend to acquire any properties at the current date.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the name and address, as of the date of this Registration Statement, and the approximate number of shares of Common Stock owned of record or beneficially by each person who owned of record, or was known by the Company to own beneficially, more than five percent (5%) of the Company's Common Stock, and the name and shareholdings of each officer and director, and all officers and directors as a group.

--------------------------------------------------------------------------------
Title of Class     Name and Address                Amount and Nature    Percent
                   of Beneficial Owner                  of Class        of Class
--------------------------------------------------------------------------------
                                                             (1)(2)
Common Stock      Thomas E. Sawyer                     7,600,000
                  3101 Riverside Drive
                  Idaho Springs, CO 80452
                                                             (1)(2)
Common Stock      Tony A. Cranford                     7,600,000
                  12252 W. Chenango Drive
                  Morrison, CO 80465

Common Stock      Officers and directors as a         15,200,000
                  Group (2)
--------------------------------------------------------------------------------

     (1) On September 16, 1998, Tony A. Cranford and Thomas E. Sawyer each exchanged their previously owned 10,200 shares of common stock, respectively, for 38,000 shares of Preferred Stock, respectively, for a total of 76,000 shares of Preferred Stock issued and outstanding. The provisions of the Articles of Incorporation provided that each share of Preferred Stock had the voting rights equivalent to 500 shares of Common Stock as if converted and, that after September 16, 1998, each share of Preferred Stock may be converted into such 500 shares of Common Stock. The Articles of Incorporation were amended on January 22, 2001 to change the conversion and voting rights of the Preferred Stock and to provide that each share of Preferred Stock was convertible into 200 shares of Common Stock. On January 23, 2001, both Thomas E. Sawyer and Tony A Cranford converted their 38,000 shares of

          Preferred Stock into 7,600,000 shares of Common Stock, respectively, for a total of 15,200,000 shares of Common Stock. As of the date of this Registration Statement, there are no shares of Preferred Stock issued or outstanding.

     (2)  These are restricted shares of Common Stock.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The directors and executive officers of the Company are as follows:

Name                           Age          Position with the Company
----                           ---          -------------------------

Thomas E. Sawyer               52           Director and President/Treasurer

Tony A. Cranford               48           Director and Vice
                                            President/Secretary


     THOMAS E. SAWYER has been a Director and the President/Treasurer of the Company since January 10, 1996 (inception). Mr. Sawyer received accreditation from the University of Nevada at Reno for Table Game Management. Mr. Sawyer was also the owner and president of Colorado West Metal Studs & Drywall, Inc., which was a successful contracting business. This business was instrumental in the development of large projects located in major ski resorts within the State of Colorado. Over the past ten years, Mr. Sawyer has established a career within the gaming industry ranging from a dealer at game tables to serving as an assistant general manager and a table game manager at casinos located in Blackhawk, Colorado. Mr. Sawyer has developed products, conducted analysis and created marketing strategies relating to internal controls for table game accounting, cheating and detection controls, and other protection controls, all of which have resulted in the operation of successful casinos. Mr. Sawyer also possesses key gaming licenses that require passing extensive background checks relating to personal and financial information. He attends on an annual basis many conferences, such as the World Gaming Conference held in Las Vegas, Nevada, and the National Indian Gaming Conference.

     TONY A. CRANFORD has been the Vice President/Secretary and a Director of the Company since January 10, 1996 (inception). Prior to working in the gaming industry, Mr. Cranford was involved in the entertainment business for a period of twenty-four years. Over the past fourteen years, Mr. Cranford has established a career within the gaming industry and recently resigned as a table game manager from the Lodge Casino in Blackhawk, Colorado. The Lodge Casino is well-known in Colorado for its table games. Mr. Cranford was responsible for setting up all internal controls, hiring personnel, including dealers and floor supervisors. He also established and arranged all table game areas and games. Mr. Cranford owned and operated a successful bingo hall in Texas from 1986 to 1990. Mr. Cranford was one of the inventors of the Pro-Shuffle, which is a patented multi-deck card shuffler. Mr. Cranford also possesses key gaming licenses that require passing extensive background checks relating to personal and financial information. He attends on an annual basis many conferences such as the World Gaming Conference and the National Gaming Conference.

     The directors of the Company serve until their respective successor takes office or until death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors of the Company.

PERSONAL BANKRUPTCY

     On approximately May 10, 2000, Mr. Cranford filed a petition or motion for a Chapter 13 bankruptcy in the United States Bankruptcy Court for the District of Colorado. On approximately June 30,2000, Mr. Cranford filed an amended plan pursuant to Local Bankruptcy Rule 202 entitled Motion to Confirm First Amended Chapter 30 Plan. No objections to or requests for hearing on the motion/application were received, therefore, the United States Bankruptcy Court granted an order confirming the Chapter 13 Plan.

     Other than as described above and as of the date of this Registration Statement, no director or executive officer of the Company is or has been involved in any legal proceeding concerning (i) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses) within the past five years; (iii) being subject to any order, judgment or decree permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities or banking activity; or (iv) being found by a court, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law (and the judgment has not been reversed, suspended or vacated).

ITEM 6. EXECUTIVE COMPENSATION

     As of the date of this Registration Statement, neither Messrs. Sawyer nor Cranford have received any compensation, either directly or indirectly, for their services as directors and executive officers of the Company. Officers and directors of the Company are reimbursed for any out-of-pocket expenses incurred by them on behalf of the Company. Executive compensation is subject to change concurrent with Company requirements.

                         Summary Compensation Table

                                     (1)
                              Annual Compensation        Awards    Payouts
                             ---------------------     ----------  -------
                                $      $       $       $       #       $     $
Name and Position            Salary  Bonus   Other    RSA   Options  LTIP  Other
-----------------            ------  -----   -----    ---   -------  ----  -----

Thomas E. Sawyer       1997      0    0        0       0         0     0      0
Pres./Director         1998      0    0        0       0         0     0      0
                       1999      0    0        0       0         0     0      0

Tony A. Cranford       1997      0    0        0       0         0     0      0
Secy./Treasurer and    1998      0    0        0       0         0     0      0
Director               1999      0    0        0       0         0     0      0

NON-QUALIFIED STOCK OPTION PLAN

     On January 10, 2001, the Board of Directors of the Company adopted the Non-Qualified Stock Option Plan (the "SOP") which initially provided for the grant of options to purchase an aggregate of 1,000,000 shares of Common Stock. The purpose of the SOP is to make options available to directors, officers, management and significant contractors of the Company in order to encourage them to secure an increase on reasonable terms of their stock ownership in the Company and to remain in the employ of the Company, and to provide them compensation for past services provided.

     The SOP is administered by the Board of Directors which determines the persons to be granted options under the SOP, the number of shares subject to each option, the exercise price of each option and the option period, and the expiration date, if any, of such options. The exercise of an option may be less than fair market value of the underlying shares of Common Stock. No options granted under the SOP will be transferable by the optionee other than by that provided by the Option Grant Agreements or will or the laws of descent and distribution and each option will be exercisable, during the lifetime of the optionee, only by such optionee.

     The exercise price of an option granted pursuant to the SOP may be paid in cash, by the surrender of options, in Common Stock, in other property, including the optionee's promissory note, or by a combination of the above.

     As of the date of this Registration Statement, no options have been granted.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Pursuant to the Cranford Assignment Agreement, Mr. Cranford assigned all of his right, title and interest in Bet the House to the Company. In accordance with the terms and provisions of the Cranford Assignment Agreement, the Company agreed to pay Mr. Cranford (i) for a period of six months a monthly royalty fee of $175.00 for each Bet the House game that the Company leases to a third party during the six month period; and (ii) an aggregate purchase price of either (a) an amount to be calculated by multiplying the average monthly gross revenues generated by the Company for each Bet the House game leased during the six month period by three, or (b) $30,000, whichever is greater. The terms of Cranford Assignment Agreement further provide that such aggregate purchase price may be paid by the Company to Mr. Cranford on a monthly basis or in one aggregate payment, with such aggregate purchase price to be paid in full no later than March 31, 2002.

     Prior to the Company's incorporation, Mr. Thomas Sawyer together with other individuals created and designed a card game called "Bonus 6". On approximately October 13, 1997, the board of directors of the Company held a special meeting in which it was decided that the Company was not interested in acquiring or marketing Bonus 6. Among the factors considered by the board of directors in evaluating the acquisition of Bonus 6 were: (i) the status of the research and development of Ten Stix 21; (ii) a cost-effective analysis which included the potential for generation of revenues compared to capital expenditures required to market Bonus 6; and (iii) the best interests of the Company. Therefore, Mr. Sawyer in his individual capacity entered into a distribution agreement with Tom Perkins, the owner of Bonus 6, for the distribution rights of Bonus 6 (the "Distribution Agreement"). Mr. Sawyer individually proceeded to market and distribute Bonus 6 to casinos within the State of Colorado. On December 28, 2000, however, the Company and Mr. Sawyer entered into the Sawyer Assignment Agreement in which (i) Mr. Sawyer agreed to gift and grant his distribution rights under the Distribution Agreement to the Company to market and distribute Bonus 6 within the United States, excluding the State of Colorado, and (ii) the Company agreed to assume Mr. Sawyer's obligations under the Distribution Agreement as such obligations pertain to the marketing and distribution of Bonus 6 within the United States, excluding the State of Colorado.

     As of the date of this Registration Statement, the Company has not entered into any other contractual arrangements with related parties, with the exception of the above-described agreements. The board of directors of the Company has not adopted or approved any policy regarding possible future transactions with related third parties.

     Messrs. Sawyer and Cranford are not engaged in other businesses, either individually or through partnerships and corporations in which they may have an interest, hold an office or serve on the boards of directors. The directors of the Company, Messrs. Sawyer and Cranford, may in the future have other business interests to which they may devote a minor portion of their time. Certain conflicts of interest, therefore, may arise in the future between the Company and its directors. Such conflicts can be resolved through the exercise by Messrs. Sawyer and Cranford of judgment consistent with their fiduciary duties to the Company. Messrs. Sawyer and Cranford intend to resolve any such conflicts in the best interests of the Company.

ITEM 8. DESCRIPTION OF SECURITIES

     The Company is authorized to issue 500,000,000 shares of $.001 par value Common Stock and 100,000 shares of $.001 par value Preferred Stock.

COMMON STOCK

     Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders of the Company. Except as may be required by law, holders of shares of Common Stock will not vote separately as a class, but will vote together with the holders of outstanding shares of other classes or capital stock. There is no right to cumulate votes for the election of directors. A majority of the issued and outstanding Common Stock constitutes a quorum at any meeting of stockholders and the vote by the holders of a majority of the outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or an amendment to the Articles of Incorporation.

     Holders of shares of Common Stock are entitled to receive dividends if, as and when, declared by the Board of Directors out of funds legally available therefore, after payment of dividends required to be paid on outstanding shares of Preferred Stock. Upon liquidation of the Company, holders of shares of Common Stock are entitled to share ratably in all assets of the Company remaining after payment of liabilities, subject to the liquidation preference rights of any outstanding shares of Preferred Stock. Holders of shares of Common Stock have no conversion, redemption or preemptive rights. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of Preferred Stock. The outstanding shares of Common Stock are fully paid and nonassessable. The shares of Common Stock issued upon conversion of Preferred Stock or Preferred Stock Dividends and payment therefore, will be validly issued, fully paid and nonassessable.

PREFERRED STOCK

     In accordance with the Company's Articles of Incorporation, as amended (the "Articles"), the Board of Directors may designate the relative rights and preferences of the Company's Preferred Stock, when and if issued. Such rights include preferences as to conversion rights and voting rights, of which may be dilutive of the interest of the holders of the Common Stock. The issuance of the Preferred Stock may have an adverse effect on the rights of the holders of Common Stock.

     As of the date of this Registration Statement, a total of 100,000 shares of Preferred Stock have been authorized. There are no shares of Preferred Stock issued and outstanding.

     Voting Rights. The holders of the Preferred Stock will have the same voting rights as the holders of the Common Stock. In exercising any such vote, each outstanding share of Preferred Stock will be entitled and equivalent to two hundred (200) shares of the Common Stock.

     Other Provisions. Except as otherwise required by the Colorado Business Corporation Act, the holders of Preferred Stock will have the same rights as the holders of Common Stock. The shares of Preferred Stock, when issued as described herein, will be duly and validly issued, fully paid and nonassessable.


PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The Company's Common Stock is not traded in the United States on any of the exchanges or over-the-counter Bulletin Board.

     The 17,570,688 shares of Common Stock outstanding as of the date of this Registration Statement were held by approximately 107 holders of record worldwide, including approximately 93 holders of record in the United States.

     The Board of Directors has never authorized or declared the payment of any dividends on the Company's Common Stock nor on the Preferred Stock, and does not anticipate the declaration or payment of cash dividends in the foreseeable future. The Company intends to retain future earnings, if any, to finance operational expenses. Future dividend policies will be subject to the discretion of the Board of Directors and will be contingent upon, among other things, future earnings, the Company's financial condition, capital requirements, general business conditions, level of debt, and other relevant factors.

     Transfer Agent

     The transfer agent and registrar for the Common Stock is ComputerShare Investor Services, P.O. Box 1596, Denver, Colorado 80201, telephone number (303) 984-4100.

ITEM 2. LEGAL PROCEEDINGS

     On approximately November 20, 1997, Civil Action 97-WI-2689-CB, Progressive Games, Inc. v. Amusements Extra, Ten Stix, et. al., was filed in the Federal District Court in Denver, Colorado. This was a patent infringement case brought by the plaintiff against the Company and others, alleging certain of the Company's products/games infringed upon the plaintiff's patents. The Company reached a settlement agreement with the plaintiff, which entitles the plaintiff to receive certain royalties/rentals based upon the use and revenues from certain Ten Stix games.

     On September 25, 1998, the Federal District Court entered a consent decree stating that Progressive Games, Inc. ("PGI") owns all of the right, title and interest in and to certain patents and that unless authorized by PGI, the Company is permanently enjoined from making, using, selling, leasing or offering the Shotgun 21 game or the Hold'em 88 game, with certain qualificiations. Therefore, the Company has been dismissed from the case and has no further liability in the case in accordance with the settlement agreement reached between the plaintiff and the Company. However, the case is still pending and if the plaintiff is successful, management has been advised that such an outcome would have no adverse effect on the Company. If the remaining defendants are successful, management has been advised that it could have a beneficial effect on the Company, which may result in cancellation of the settlement agreement.

     The Company, BCD Mecanique Ltd. ("BCD"), DEQ Casinos, Ltd. ("DEQ") and Amusements "Extra" Inc. ("AEI") entered into a memorandum of agreement dated July 5, 1997 (the "Memorandum Agreement") whereby (i) BCD waived all of its rights and possible recourse against the Company regarding any possible patent infringement of BCD's inventions through the manufacture, use, operation, sale and/or lease by the Company of the Ten Stix 21 and Shotgun 21 gaming products,
(ii) BCD agreed to allow the Company to continue to manufacture, use, operate, sell and/or lease the Company's products, (iii) the Company granted to BCD, DEQ and AEI a world-wide, non-exclusive, royalty-free license right to make, operate, use, manufacture, distribute and sell products encompassing the Company's inventions in any of BCD's present or future products, and (iv) DEQ generally agreed to manufacture the electronic systems for the Company to be used in the Ten Stix 21 and Shotgun 21 gaming products.

     On September 23, 1998, the Company and BCD entered into a letter of understanding which modified the Memorandum Agreement whereby (i) the Company assigned to BCD ownership of the International Patent Application in all countries except for the United States of America, (ii) the Company will remain the owner of patent rights with respect to all aspects of the invention as claimed in the Continuation-in-Part patent application; (iii) BCD granted to the Company the right to use in Ten Stix 21 any such features contained in the International Patent Application, (iv) in the event Ten Stix 21 is not in the format described in the Memorandum Agreement, the Company agreed to pay BCD a royalty fee of $175.00 for use of such features, and (v) the Company agreed that BCD, DEQ and AEI shall have the right to use the Company's inventions as described in the Memorandum Agreement along with any improvements and/or additions contained in the Continuation-in-Part patent application. See "Part I.
Item 1. Description of Business - Patents, Copyrights and Trademarks" and "Part

     Therefore, based upon resolution of the above-described lawsuit, the Company and PGI entered into a license agreement dated September 23, 1998 (the "License Agreement") in which (i) PGI granted to the Company the non-exclusive right and license under any of PGI's patents to have manufactured, use and lease a jackpot component as an additional feature for the casino table game Shotgun 21 in the states of Colorado, New Mexico and Nevada, (ii) the Company agreed to pay PGI a minimum monthly license fee of $250.00 for each game table with a licensed jackpot component distributed and operationally installed by the Company, and (iii) the Company agreed to pay PGI an additional fee of 60% of any amounts charged monthly by the Company in excess

     Management is not aware of any other legal proceedings contemplated by any governmental authority or other party involving the Company or its properties. No director, officer or affiliate of the Company is (i) a party adverse to the Company in any legal proceedings, or (ii) has an adverse interest to the Company in any legal proceedings. Management is not aware of any other legal proceedings pending or that have been threatened against the Company or its properties.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     Richard O. Deem, P.C., MBA, CPA prepared audited financial statements for the company through August 31, 1999. That former accountant declined to stand for re-election subsequent to August 31, 1999. Subsequently, management of the Company engaged the accounting firm of Comiskey & Company as the Company's independent auditors. The decision to change accountants was approved by the Board of Directors. There were no disagreements with the former independent CPA on any matter concerning accounting principals or practices, financial disclosure, or auditing scope or procedure.

     Further, there have been no disagreements with the Company's current independent accountants that have not resolved on any matter concerning accounting principles or practices, financial statement disclosure, or auditing scope or procedures.

     Neither the Company's current principal independent accountants nor the former principal independent accountant have provided an adverse opinion or disclaimer of opinion to the Company's financial statements, nor have they modified their respective opinions as to uncertainty, audit scope or accounting principles.

     The Company's principal independent accountant until September 1, 1999 was Richard O. Deem, P.C., 4800 West 80th Avenue #100, Westminster, Colorado 80030. The Company's current principal independent accountant is Comiskey & Company, 789 Sherman Street, Suite 400, Denver, Colorado 80203.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     To provide capital, the Company has sold stock in private placement Offerings, issued stock in exchange for debts of the Company or pursuant to contractual agreements as follows:

     (i) On December 2, 1998, the Company entered into a settlement agreement with a creditor whereby the Company agreed to issue 2,000,000 shares of its Common Stock at $0.25 per share pursuant to Section 4(2) of the Securities Act. The per share price was determined by arms-length negotiation between the Company and the creditor which was discounted to provide for the restrictive nature of the shares of Common Stock. Under the terms of the settlement agreement, the creditor agreed to accept the 2,000,000 shares of Common Stock as payment for the approximate $500,000 debt owed to such creditor. The Company issued the shares in reliance upon the exemption from registration provided by Section 4(2) and Regulation D, Rule 504 promulgated thereunder, of the Securities Act. The creditor represented to the Company that he acquired the shares for his own account, and not with a view to distribution, and that the Company made available to him all material information concerning the Company.

     (ii) On September 8, 1999, the Company entered into eleven separate settlement agreements with eleven separate creditors whereby the Company agreed to issue an aggregate of 58,284 shares of its Common Stock at $0.25 per share pursuant to Section 4(2) and Regulation D, Rule 504, of the Securities Act. Under the terms of the respective settlement agreements, the creditors agreed to accept their proportionate number of shares of Common Stock as payment for the aggregate debt of $14,571.00 owed to such creditors. The Company issued the shares in reliance upon the exemption from registration provided by Section 4(2) and Regulation D, Rule 504, of the Securities Act. The creditors represented to the Company that they acquired the shares for their own respective accounts, and not with a view to distribution, and that the Company made available to them all material information concerning the Company.

     (iii)On November 18, 1999, the Company entered into two separate settlement agreements with two separate creditors whereby the Company agreed to issue an aggregate of 7,000 shares of its Common Stock at $0.25 per share pursuant to Section 4(2) and Regulation D, Rule 504, of the Securities Act. Under the terms of the respective Settlement agreements, the creditors agreed to accept their Proportionate number of shares of Common Stock as payment for the aggregate debt of $1,750.00 owed to such creditors. The Company issued the shares in reliance upon the exemption from registration provided by Section 4(2) and Regulation D, Rule 504, of the Securities Act. The creditors represented to the Company that they acquired the shares for their own respective account, and not with a view to distribution, and that the Company made available to them all material information concerning the Company.

     (iv) On April 28, 2000, the Company entered into a settlement agreement with a creditor whereby the Company agreed to issue an aggregate of 1,000 shares of its Common Stock at $0.25 per share pursuant to
          Section 4(2) and Regulation D, Rule 504, of the Securities Act. Under the terms of the settlement agreement, the creditor agreed to accept the 1,000 shares of Common Stock as payment for the debt of $250.00 owed to such creditor. The Company issued the shares in reliance upon the exemption from registration provided by Section 4(2) and Regulation D, Rule 504, of the Securities Act. The creditor represented to the Company that he acquired the shares for his own account, and not with a view to distribution, and that the Company made available to him all material information concerning the Company.

     (v) On June 7, 2000, the Company entered into a promissory note in the aggregate amount of $5,000.00 due and payable on June 1, 2001. As consideration for the accrual of interest, the Company issued 5,000 shares of its Common Stock to the holder of the note pursuant to
          Section 4(20 and Regulation D, Rule 504, of the Securities Act. Under the terms of the promissory note, the holder agreed to accept the issuance of 5,000 shares of Common Stock as payment for the accrual of interest, representing an accrual of interest in the amount of $1,250.00, owed to such holder. The Company issued the shares in reliance upon the exemption from registration provided by Section 4(2) and Regulation D, Rule 504, of the Securities Act. The holder represented to the Company that he acquired the shares for his own account, and not with a view to distribution, and that the Company made available to him all material information concerning the Company.

     (vi) On August 31, 2000, the Company completed an offering in which it raised $55,262 under Rule 504 of Regulation D pursuant to which it sold 221,048 shares of Common Stock at $0.25 per share. The per share price of the offering was arbitrarily determined by the Board of Directors based upon potential future earnings, assets and net worth of the Company. The Company issued shares of Common Stock to 82 investors. Of the 82 investors, none were accredited investors as that term is defined under Regulation D. The investors executed subscription agreements and acknowledged that the securities to be issued have not been registered under the Securities Act, that the investors understood the economic risk of an investment in the securities, and that the investors had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to the acquisition of securities. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the offer and sale of the securities.

     (vii)On September 30, 2000, the Company commenced an offering to sell 200,000 shares of Common Stock at $0.50 per share for an aggregate offering of $100,000. The per share price of the offering was arbitrarily determined by the Board of Directors based upon potential future earnings, assets and net worth of the Company. The securities are being offered in reliance upon an exemption from registration provided by Section 4(2) and Regulation D, Rule 504, of the Securities

          Act. As of the date of this Registration Statement, the Company has issued 30,000 shares of Common Stock to six investors. Of the six investors, none of them are accredited investors as that term is defined in Regulation D. The investors have or will execute subscription agreements and have or will acknowledge that the securities to be issued have not been registered under the Securities Act, that the investors understood the economic risk of an investment in the securities, and that the investors had the opportunity to ask questions of and receive answers from the Company's management concerning any and all matters related to acquisition of the securities. No underwriter was or will be involved in the transaction, and no commissions or other remuneration were or will be paid in connection with the offer and sale of the securities.

     (viii) On January 23, 2001, Messrs. Sawyer and Cranford elected to convert their respective shares of Preferred Stock into shares of Common Stock. The Company issued 7,600,000 shares of Common Stock to Mr. Sawyer and Mr. Cranford, respectively. The securities were issued in reliance upon an exemption from registration provided by Section 4(2) and Regulation D, Rule 506, of the Securities Act. No underwriter was involved in the transaction, and no commissions or other remuneration were paid in connection with the conversion of the securities.

     As of the date of this Registration Statement, the Company has 17,570,688 shares of its Common Stock issued and outstanding. Of the 17,570,688 of the Company's current outstanding shares of Common Stock, 2,000,000 shares are free trading. At such time, the holders may offer and sell these shares of Common Stock at such times and in such amounts as they may respectively determine in their sole discretion.

     When the Company's shares are registered for trading on the OTC Bulletin Board, the holders of free trading Common Stock in the capital of the Company may offer these shares of Common Stock through market transactions at prices prevailing in the OTC market or at negotiated prices which may be fixed or variable and which may differ substantially from OTC prices. The holders have not advised the Company that they anticipate paying any consideration, other than the usual and customary broker's commission, in connection with the sales of these free trading shares of Common Stock. The holders are acting independently of the Company making such decisions with respect to the timing, manner and size of each sale.

     Of the 17,570,688 of the Company's current outstanding shares of Common Stock, 15,570,688 shares are "restricted shares" as that term is defined in the Securities Act and the rules and regulations thereunder. To be eligible for sale in the public market, the holders must comply with Rule 144. In general, Rule 144 allows a person holding restricted shares for a period of at least one year to sell within any three month period that number of shares which does not exceed the greater of 1% of the Company's then outstanding shares or the average weekly trading volume of the shares during the four calendar weeks preceding such sale. Rule 144 also permits, under certain circumstances, sale of shares by a person who is not an affiliate of the Company and who has satisfied a two year holding period without any volume limitations, manner of sale provisions or current information requirements. As defined in Rule 144, an affiliate of an issuer is a person who, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer, and generally includes members of the Board of Directors. Sales pursuant to Rule 144 or otherwise, if in sufficient volume, could have a depressive effect on the market price of the Company's securities. Moreover, the possibility of such sales may have a depressive effect on market prices.

     To date, no subsequent sales of restricted shares of Common Stock have been made.

ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Colorado Corporation Code contains provisions for indemnification of the officers and directors of the Company. The Bylaws require the Company to indemnify such persons to the full extent permitted by Colorado law. The Bylaws with certain exceptions, eliminate any personal liability of a director to the Company or its shareholders for monetary damages to the Company or its shareholders for gross negligence or lack of care in carrying out the director's fiduciary duties as such. Colorado law generally permits such indemnification if a director or officer acts in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company. A director or officer must be indemnified as to any matter in which he successfully defends himself.

     The officers and directors of the Company are accountable to the shareholders of the Company as fiduciaries, which means such officers and directors are required to exercise good faith and integrity in handling the Company's affairs.

     A shareholder may be able to institute legal action on behalf of himself and all other similarly situated shareholders to recover damages where the Company has failed or refused to observe the law. Shareholders may, subject to applicable rules of civil procedure, be able to bring a class action or derivative suit to enforce their rights, including rights under certain federal and state securities laws and regulations. Shareholders who have suffered losses in connection with the purchase or sale of their interest in the Company due to a breach of a fiduciary duty by an officer or director of the Company in connection with such sale or purchase including, but not limited to, the misapplication by any such officer or director of the proceeds from the sale of any securities, may be able to recover such losses from the Company.

     The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of Incorporation and By-laws limiting such liability. The Articles of Incorporation and By-laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising out of their activities as officers and directors of the Company if they were not engaged in intentional misconduct, fraud or a knowing violation of the law. Therefore, purchasers of these securities may have a more limited right of action than they would have except for this limitation in the Articles of Incorporation and By-laws. In the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act of 1933 is contrary to public policy and, therefore, unenforceable.

     The Company may also purchase and maintain insurance on behalf of directors and officers insuring against any liability asserted against such person incurred in the capacity of director or officer or arising out of such status, whether or not the Company would have the power to indemnify such person.

     The Company may acquire assets from its current management or any entity in which such management has a five percent (5%) or greater equity interest. In negotiating the terms of the acquisition of any such assets, management may be influenced by the possibility of future personal benefit from unrelated business dealings with such persons or entities. Management believes that any such conflict will be resolved in favor of the Company and its shareholders. The officers and directors are required to exercise good faith and integrity in handling the Company's affairs. Management of the Company has agreed to abide by this fiduciary duty.

ITEM 6. FINANCIAL STATEMENTS

     Reference is made to Part III, Item 1 and 2 - Index to and Description of Exhibits for a list of all financial statements filed as part of this Registration Statement on Form 10-SB.


PART III

ITEM 1 & 2. INDEX TO AND DESCRIPTION OF EXHIBITS

     (a) The following Financial Statements are filed as a part of this Registration Statement:

     1. Independent Auditors' Report dated December 7, 2000.
     2. Balance Sheets for nine-month period ended September 30, 2000 and fiscal year ended December 31, 1999.
     3. Statements of Loss and Accumulated Deficit for years ended December 31, 1999 and 1998, nine-month periods ended September 30, 2000 and 1999, and period from inception (January 10, 1996) to September 30, 2000.
     4. Statements of Cash Flows for years ended December 31, 1999 and 1998, nine-month periods ended September 30, 2000 and 1999, and period from inception (January 10, 1996) to September 30, 2000.
     5. Statements of Stockholders' Equity (Deficit) for period from Inception (January 10, 1996) to September 30, 2000.
     6. Notes to Financial Statements.


     (b) The following Exhibits are filed as part of this Registration
Statement:

--------------------------------------------------------------------------------
Exhibit No.    Description
--------------------------------------------------------------------------------

2              Not applicable.

3.I            Articles of Incorporation and Amendment to Articles of
               Incorporation

3.II           By-laws of the Company

4              Not Applicable

9              Not Applicable

10.1           Assignment Agreement between the Company and Tony Cranford dated
               January 19, 2001.
10.2           Assignment Agreement between the Company and Thomas Sawyer dated
               December 28, 2000.
10.3           Agreement between the Company and Long Games, Inc. dated November
               13, 2000.
10.4           Memorandum Agreement between the Company and BCD Mecanique Ltd.,
               DEQ Casinos Ltd. and Amusements "Extra" Inc. dated July 5, 1997.
10.5           Letter of Understanding between the Company and BCD Mecanique
               Ltd. dated September 23, 1998.
10.6           License Agreement between the Company and Progressive Games Inc.
               dated September 23, 1998.
10.7           Stock Option Plan dated January 10, 2001.
10.8           Agreement between the Company and John P. Bonito dated November
               13, 2000.
11             Not Applicable
16             Letter from Certifying Accountant dated January __, 2001.
21             Not Applicable
24             Not Applicable
--------------------------------------------------------------------------------

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           TEN STIX INC.,
                                           a Colorado corporation


                                           By:  /s/  Thomas E. Sawyer
                                           -----------------------------
                                           Thomas E. Sawyer, President

DATE:  February 7, 2001

                                 Ten Stix, Inc.
                          (A Development Stage Company)

                              Financial Statements

                                December 31, 1999

                    with unaudited September 30, 2000 interim
                                   information

                                    CONTENTS


                                                                        Page
                                                                        ----


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                       F-1

BALANCE SHEETS                                                           F-2

STATEMENTS OF LOSS AND ACCUMULATED DEFICIT                               F-3

STATEMENTS OF CASH FLOWS                                                 F-4

STATEMENT OF STOCKHOLDERS' EQUITY                                        F-5

NOTES TO FINANCIAL STATEMENTS                                        F-6 to F-8

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



The Board of Directors and Stockholders of
Ten Stix, Inc.


We have audited the accompanying balance sheet of Ten Stix, Inc. (a development stage company) as of December 31, 1999, and the related statements of loss and accumulated deficit, stockholders' equity, and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ten Stix, Inc. as of December 31, 1999, and the results of its operations and its cash flows for each of the two years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in note 7, the Company has incurred operating losses since inception and has a deficit in working capital. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans are also discussed in note 7. These financial statements do not include any adjustments which might be necessary if the Company is unable to continue.


/s/ Comiskey & Company
PROFESSIONAL CORPORATION

Denver, Colorado
December 7, 2000
(except for Note 8 which
is dated February 2, 2001)

                                                        PROFESSIONAL CORPORATION

                                 Ten Stix, Inc.
                          (A Development Stage Company)
                                 BALANCE SHEET

                                                        Unaudited
     ASSETS                                           September 30, December 31,
                                                           2000         1999
                                                         ---------    ---------
CURRENT ASSETS
     Cash and cash equivalents                           $  10,238    $    --
                                                         ---------    ---------

         Total current assets                               10,238         --
                                                         ---------    ---------

LONG TERM ASSETS
     Equipment                                               3,497        3,497
     Patent/Copyright                                       34,757       33,607
                                                         ---------    ---------
                                                            38,254       37,104
     Less accumulated depreciation / amortization           (7,224)      (5,190)
                                                         ---------    ---------
                                                            31,030       31,914
                                                         ---------    ---------

         TOTAL ASSETS                                    $  41,268    $  31,914
                                                         =========    =========

     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
     Overdraft                                                --          2,143
     Accounts payable                                       16,629       12,429
     Notes payable - related party                           5,000        5,000
                                                         ---------    ---------

         Total current liabilities                          21,629       19,572

STOCKHOLDERS' EQUITY
     Preferred A stock, convertible to 200 common each
         fully voting as if converted, $.001 par value
         100,000 shares authorized; 76,000 shares
         issued and outstanding                                 76           76
     Common stock, $0.001 par value; 500,000,000
         shares authorized; 38,000,000 shares reserved
         2,237,288 shares issued and outstanding at
         December 31, 1999, and 2,314,888 shares
         issued and outstanding at September 30, 2000        2,315        2,232
     Additional paid-in capital - preferred stock            4,889        4,889
     Additional paid-in capital - common stock             576,407      555,841
     Deficit accumulated during the development stage     (564,048)    (550,696)
                                                         ---------    ---------

                                                            19,639       12,342
                                                         ---------    ---------

         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $  41,268    $  31,914
                                                         =========    =========


    The accompanying notes are an integral part of the financial statements.


                                                     Ten Stix, Inc.
                                             (A Development Stage Company)
                                      STATEMENTS OF LOSS AND ACCUMULATED DEFICIT


                                                                                              Unaudited
                                                                            ----------------------------------------------
                                                    For the year                 For the nine months
                                                 ended December 31               ended September 30           Inception
                                            ----------------------------    ---------------------------- (January 10, 1996)
                                                1999            1998            2000            1999      to Sept 30, 2000
                                            ------------    ------------    ------------    ------------  ----------------
REVENUES
     Fees from games                        $      1,176    $     11,003    $       --      $      1,176    $     37,367
                                            ------------    ------------    ------------    ------------    ------------
EXPENSES
     Advertising                                    --              --               188            --               188
     Amortization                                  1,816           1,227           1,508           1,362           4,951
     Capital solicitation costs                   14,832         506,395           4,176          14,342         525,403
     Contract labor                                 --              --              --              --             3,187
     Depreciation                                    699             699             524             524           2,272
     Insurance                                       657            --              --               657             959
     Interest expense                              1,726           1,518            --             1,715           4,711
     Legal and accounting                         14,562           1,540           6,050          11,892          23,633
     Office expense                                1,413              92             631             795           2,925
     Rent                                            410            --               250             410           1,660
     Samples                                       2,002            --              --             1,302           4,333
     1996 & prior startup costs                     --              --              --              --            19,287
     Taxes and licenses                              210             125              25            --               585
     Travel                                        2,363            --              --             2,000           6,045
     Utilities                                       275            --              --              --               275
                                            ------------    ------------    ------------    ------------    ------------

         Total expenses                           40,965         511,596          13,352          34,999         600,414
                                            ------------    ------------    ------------    ------------    ------------

NET LOSS                                         (39,789)       (500,593)        (13,352)        (33,823)       (563,047)
Accumulated deficit
     Balance, beginning of period               (510,906)         (9,313)       (550,695)       (510,906)           --
     Treasury stock acquired at a premium           --            (1,000)           --              --            (1,000)
                                            ------------    ------------    ------------    ------------    ------------

     Balance, end of period                 $   (550,695)   $   (510,906)   $   (564,047)   $   (544,729)   $   (564,047)
                                            ============    ============    ============    ============    ============

NET LOSS PER SHARE - BASIC                  $       (NIL)   $      (0.03)   $       (NIL)   $       (NIL)   $      (0.03)
                                            ============    ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
       SHARES OUTSTANDING                     17,335,737      15,364,493      17,461,025      17,324,731      16,044,325
                                            ============    ============    ============    ============    ============


                       The accompanying notes are an integral part of the financial statements.

                                                       F-3

                                                    Ten Stix, Inc.
                                             (A Development Stage Company)
                                               STATEMENTS OF CASH FLOWS
                        For the period from inception (January 10, 1996) to September 30, 2000

                                                                                                 Unaudited
                                                                                 ----------------------------------------
                                                            For the year           For the nine months
                                                          ended December 31        ended September 30       Inception
                                                       ----------------------    ---------------------- (January 10, 1996)
                                                          1999        1998          2000        1999     to Sept 30, 2000
                                                       ---------    ---------    ---------    ---------  ----------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                               $ (39,789)   $(500,593)   $ (13,352)   $ (33,823)   $(563,047)
Adjustments to reconcile
     net loss to net cash used
     by operating activities:
         Amortization                                      1,816        1,227        1,508        1,362        4,951
         Depreciation                                        699          699          525          524        2,272
         (Increase) decrease in stock
            subscriptions receivable                       3,275       (3,275)        --          3,275         --
         Increase (decrease) in
            accounts payable                               1,716       13,666        4,200        1,716       16,629
         Increase (decrease) in overdraft                  2,143         --         (2,143)       2,206         --
         Issuance of common stock for
            services                                      16,460      500,000        1,500         --        517,960
                                                       ---------    ---------    ---------    ---------    ---------

            Net cash flows from operating activities     (13,680)      11,724       (7,762)     (24,740)     (21,235)

CASH FLOWS FROM INVESTING ACTIVITIES
     Equipment purchases                                    --           --           --           --         (3,497)
     Patent costs accumulated                             (5,482)     (14,531)      (1,150)      (5,482)     (34,757)
                                                       ---------    ---------    ---------    ---------    ---------

            Net cash flows from investing activities      (5,482)     (14,531)      (1,150)      (5,482)     (38,254)

CASH FLOWS FROM FINANCING ACTIVITIES
     Issuance of common stock                             32,362        5,975       19,150       43,422       70,162
     Issuance of preferred stock                            --           --           --           --          4,965
     Repurchase of common shares                            --        (10,400)        --           --        (10,400)
     Loans from shareholders                             (16,404)       6,897         --        (16,404)       5,000
                                                       ---------    ---------    ---------    ---------    ---------

            Net cash flows from financing activities      15,958        2,472       19,150       27,018       69,727
                                                       ---------    ---------    ---------    ---------    ---------

NET INCREASE (DECREASE) IN CASH
     AND CASH EQUIVALENTS                                 (3,204)        (335)      10,238       (3,204)      10,238

CASH AND CASH EQUIVALENTS,
     BEGINNING OF PERIOD                                   3,204        3,540         --          3,204         --
                                                       ---------    ---------    ---------    ---------    ---------

CASH AND CASH EQUIVALENTS,
     END OF PERIOD                                     $    --      $   3,205    $  10,238    $    --      $  10,238
                                                       =========    =========    =========    =========    =========


                       The accompanying notes are an integral part of the financial statements.

                                                       F-4

                                                      Ten Stix, Inc.
                                               (A Development Stage Company)
                                            STATEMENT OF STOCKHOLDERS' EQUITY
                          For the period from inception (January 10, 1996) to September 30, 2000

                                                                                                        Deficit
                                         Common stock              Preferred stock                    accumulated
                                   ------------------------    -----------------------   Additional   during the      Total
                                    Number of                   Number of                 paid-in     development  stockholders'
                                     shares        Amount        shares       Amount      capital       stage         equity
                                   ----------    ----------    ----------   ----------   ----------   ----------    ----------
Common stock issued for
     cash, January 1996
     at $0.242 per share               20,500    $    4,965          --     $     --     $     --     $     --      $    4,965

Common stock issued for
     cash, January 1996
     at $0.92 per share                10,250         9,400          --           --           --           --           9,400

Net loss for the year ended
     December 31, 1997                   --            --            --           --           --         (9,313)       (9,313)

Treasury stock acquired
     for cash and retired
     September 1998, $10,400
     or $1.01 per share               (10,250)       (9,400)         --           --           --         (1,000)      (10,400)

Common stock issued for
     services during 1998
     at $0.25 per share             2,000,000         2,000          --           --        498,000         --         500,000

Common stock exchanged for
     Preferred A, September 1998
     at no additional cost            (20,500)       (4,965)       76,000           76        4,889         --            --

Common stock issued for
     cash during 1998
     at $0.25 per share                23,900            24          --           --          5,951         --           5,975

Common stock subscribed for
     cash during 1998
     at $0.25 per share                13,100            13          --           --          3,262         --           3,275

Net loss for the year ended
     December 31, 1998                   --            --            --           --           --       (500,593)     (500,593)
                                   ----------    ----------    ----------   ----------   ----------   ----------    ----------

Balances, December 31, 1998         2,037,000         2,037        76,000           76      512,102     (510,906)        3,309

Common stock issued for
     cash during 1999
     at $0.25 per share               129,448           129          --           --         32,233         --          32,362

Common stock issued for
     services during 1999
     at $0.25 per share                65,840            66          --           --         16,394         --          16,460

Net loss for the year ended
     December 31, 1999                   --            --            --           --           --        (39,789)      (39,789)
                                   ----------    ----------    ----------   ----------   ----------   ----------    ----------

Balances, December 31, 1999         2,232,288         2,232        76,000           76      560,729     (550,695)       12,342

Common stock issued for cash
     during the 9 months ended
     September 30, 2000
     at $0.25 per share                76,600            77          --           --         19,073         --          19,150

Common stock issued for services
     during the 9 months ended
     September 30, 2000
     at $0.25 per share                 6,000             6          --           --          1,494         --           1,500

Net loss for the 9 months ended
     September 30, 2000                  --            --            --           --           --        (13,352)      (13,352)
                                   ----------    ----------    ----------   ----------   ----------   ----------    ----------

Balances, September 30, 2000        2,314,888    $    2,315        76,000   $       76   $  581,296   $ (564,047)   $   19,640
                                   ==========    ==========    ==========   ==========   ==========   ==========    ==========


                         The accompanying notes are an integral part of the financial statements.

                                                           F-5

                                 Ten Stix, Inc.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999


1.   Summary of Significant Accounting Policies
     ------------------------------------------

     Development Stage Company
     Ten Stix, Inc. (the "Company") was incorporated under the laws of the State of Colorado on January 10, 1996. Its office is located at the office of its President at 3101 Riverside Dr., Idaho Springs, Colorado 80452.

     The Company was founded for the purpose of developing and marketing unique card games, derived form Native American heritage, for the gaming industry. The Corporation calls itself "Ten Stix" based on its most popular and creative product known as "Ten Stix 21". Initially, the founders of the Company recognized the proliferation of gaming casinos in the United States, especially the southwestern states, and realized that there were no actual Native American Indian games in casinos despite the fact that Native Americans had been playing games and gambling throughout recorded history. Based upon months of research, the founders of the Corporation reached the conclusion that versions of stick games were the most commonly played among the different nations of the Native Americans and that there were some games that could be adapted to modern day gambling.

     The Company has transacted only limited activities, all of which have related to the development of Ten Stix 21 and other games, its organization and licensing, and the raising of capital. The Corporation has no full-time employees at the present time; however, the Company's officers are currently engaged in the development of the Company's products and the establishment of the Company's proposed marketing and distribution plan for its products.

     Accounting Method
     The Company records income and expense on the accrual method.

     Fiscal Year
     The Company has selected a December 31 fiscal year end.

     Organization Costs
     Organization costs have been charged to operations in the period incurred.

     Deferred Offering Costs
     Costs associated with the public offering have been expensed.

     Depreciation
     Depreciation on assets is recorded using the straight-line method over the estimated life of the asset. Amortization on patent costs is recorded using a useful life of 17 years using the straight-line method.

     Loss Per Share
     Loss per share was computed using the weighted average number of shares outstanding during the period. Included in the weighted average number of shares outstanding are the preferred shares as if converted to common stock. These preferred shares constitute 38,000,000 shares of common stock outstanding since inception if converted.

                                 Ten Stix, Inc.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999


1.   Summary of Significant Accounting Policies (continued)
     ------------------------------------------------------

     Statement of Cash Flows
     For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents.

     Use of Estimates
     The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that effect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

     Fair Values of Financial Instruments
     Unless otherwise indicated, the fair value of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

     Consideration of Other Comprehensive Income Items
     SFAF 130 - Reporting Comprehensive Income, requires companies to present comprehensive income (consisting primarily of net income plus other direct equity changes and credits) and its components as part of the basic financial statements. For the years ended December 31, 1999 and 1998, the Company's financial statements do not contain any changes in equity that are required to be reported separately in comprehensive income.

     Stock Basis
     Shares of common stock issued for other than cash have been assigned amounts equivalent to the fair value of the service or assets received in exchange.

2.   Stockholders' Equity
     --------------------

     Preferred Stock
     As of December 31, 1999 76,000 shares of the Company's $0.001 par value Series A preferred stock had been issued at approximately $0.065 per share. These shares are convertible into 500 shares of common stock each, or 38,000,000 shares of common stock altogether. The shares have voting rights on an "as-if issued" basis.

     Common Stock
     As of December 31, 1999, 2,065,840 shares of the Company's $0.001 par value common stock had been issued for consulting services provided and for conversion of debt owed by the Company. The services were converted to shares at $0.25 per share. An additional 166,448 shares were issued for cash at $0.25 per share. In addition to the above issued stock, 38,000,000 shares of common stock are reserved for conversion from the Company's 76,000 shares of preferred stock issued and outstanding.

                                 Ten Stix, Inc.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999


3.   Related Party Transactions
     --------------------------

     Officers and directors of the Company own a total of 76,000 shares of the Company's preferred stock, which is convertible into 38,000,000 shares of common stock. (However, see Note 8)

     Officers are compensated for all out of pocket expenses. Management has advanced funds to the Company from time to time in the form of non-interest bearing loans. As of December 31, 1999, the balance due was $5,000.

4.   Income Taxes
     ------------

     The Company has deductible temporary differences and Federal net operating loss carryforwards of approximately $551,000. The net operating losses will expire during the years 2011 and 2020. The tax benefit of these net operating losses and deductible temporary differences is approximately $106,000 and has been offset by a full allowance for realization. For the period ended December 31, 2000, the valuation allowance increased by approximately $7,600.

5.   Settlement of Litigation
     ------------------------

     The company was a party to a lawsuit from Progressive Games, Inc. ("PGI"). An agreement was reached in 1998 between the two companies concerning the licensing of certain PGI game tables. This agreement requires the Company to pay licensing fees to PGI on a per-table basis. No license fee has accrued as of December 31, 1999 under this agreement.

6.   Cash Paid for Interest and Income Taxes
     ---------------------------------------

     Cash paid for interest and income taxes is as follows:

                       Interest Payments            4,711
                       Income Taxes                  --
                                                    -----

                       Total at December 31, 1999   4,711
                                                    =====


7.   Presentation as a going concern
     -------------------------------

     The Company has minimal capital with which to implement its business plan. It has no current assets as of December 31, 1999. The Company plans to seek additional financing through a common stock offering, and may seek deferments by management of expense reimbursements, as well as cash investments by existing officers and shareholders.


8.   Subsequent Event - Preferred Stock Conversion
     ---------------------------------------------

     On January 22, 2001, the Company's Articles of Incorporation were amended to change the conversion and voting rights of the preferred stock to provide that each share of preferred be convertible into 200 shares of common stock. On January 22, 2001, the officers and directors of the Company, holders of 100% of the outstanding preferred stock, converted this stock into a total of 15,200,000 shares of common.